EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	($753,001)	$724,905	($5,618,343)	($5,154,749)	$1,210,213
Interest expense	102,278	119,626	114,226	85,740	75,294
Portion of rentals deemed to be
interest	3,324	3,366	3,286	3,297	3,322

Earnings	($647,399)	$847,897	($5,500,831)	($5,065,712)	$1,288,829

Fixed Charges:

Interest Expense	$102,278	$119,626	$114,226	$85,740	$75,294
Portion of rentals deemed to be
interest	3,324	3,366	3,286	3,297	3,322

Fixed Charges	$105,602	$122,992	$117,512	$89,037	$78,616

Ratio of earnings to fixed charges	-6.1	6.9	-46.8	-56.9	16.4